UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

SEC File No. 333-31282

NOTIFICATION OF LATE FILING
(Check One):   [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For period ended March 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

PART I–REGISTRANT INFORMATION

O’Sullivan Industries, Inc.
Full Name of Registrant

1900 Gulf Street
Address of Principal Executive Office (Street and Number)

Lamar, Missouri 64759-1899
City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III–NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        O’Sullivan Industries, Inc. received a comment letter from the Staff of the Securities and Exchange Commission raising questions regarding the accounting for the tax sharing agreement between RadioShack Corporation and us. In the course of preparing our response to the Staff’s comment letter, we, in consultation with our independent accountants, reassessed our accounting for the tax sharing agreement with RadioShack in light of the arbitration settlement with RadioShack and concluded that our method of accounting for the tax sharing agreement should be changed. We responded to the comment letter proposing the changed accounting, and the Staff raised additional questions. We are in the process of responding to these questions from the Staff.

        The revised accounting would involve the restatement of prior period financial statements. Until the questions with the Staff are resolved, we will be unable to prepare the financial statements, notes and management’s discussion and analysis of financial condition and results of operation. In addition, our independent accountants have informed us that, until the questions are resolved, they can not complete their review of our financial statements in accordance with professional standards and procedures for conducting such reviews.

PART IV–OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Rowland H. Geddie, III	(417)	682-3322
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The revised accounting would involve an additional non-cash tax provision. The timing or amounts of payments made or to be made to RadioShack as previously disclosed in our public filings will not be affected by the revised accounting. The revised accounting would not affect our sales, operating income, cash flow or EBITDA (earnings before interest, taxes, depreciation and amortization).

        The questions raised by the Staff involve a restatement of our tax provisions and our results of operations for, among other periods, the quarter ended March 31, 2002. Because these questions are pending, we are unable to quantify and discuss any significant changes in our results of operations between the quarter ended March 31, 2002 and the quarter ended March 31, 2003.

O’SULLIVAN INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2003	By:	/s/ Richard D. Davidson
Richard D. Davidson President and Chief Executive Officer